EXHIBIT 99.1

POET Technologies Expands Investor Outreach Efforts

TORONTO, April 14, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced that it has signed agreements with HE Capital Markets for distribution of the Company’s content on Investors Hub and Wall Street Silver Services (“WSS”).

The agreement covers an initial 3-month period during which POET will take advantage of the broad reach of HE Capital Markets and its affiliated platforms to drive investor awareness about the Company’s commercialization developments in its targeted end markets, including the rapidly expanding AI-ML market. Investors Hub, or iHub, reports that it has a global monthly audience of more than 2.5 million investors, and HE Capital also has a deep database of institutional investors, many of whom will be introduced to POET. WSS is an influential social-media platform with more than 755,000 followers on Twitter alone, including some of the most well-regarded investors in the world.

A range of content — including videos, articles, social-media posts and newsletter coverage — will be used to disseminate information about POET and its value to the investment community.

The Company will pay US$15,000 to HE Capital Markets, which is headquartered in London, UK, and US$15,000 to WSS.

In January of this year, the Company engaged Stockhouse.com in an advertising and marketing campaign that has seen increased interest through website visitation as well as expanded awareness via newsletters and digital marketing.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s investor relations efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding its investor relations activities, the effectiveness of social media advertising and the generation of investor interest. Actual results could differ materially due to a number of factors, including, without limitation, the failure of the investor relations activities to attract attention to the stock, the ability of the Company to provide the appropriate content for distribution, the attractiveness of its product offerings and technology to customers and analysts. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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